Julia Aryeh Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4043 Main 212.407.4000 Fax 212.407.4990 jaryeh@loeb.com

September 5, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C.  20549

Re:	Abri SPAC I, Inc. Amendment No 5 to Registration Statement on Form S-4 Filed August 14, 2023, 2023 File No 333-268133

Attention: Robert Shapiro, Linda Cvrkel, Taylor Beech and Dietrich King

On behalf of our client, Abri SPAC I, Inc., a Delaware company (“Abri” or the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 5 to Registration Statement on Form S-4 filed on August 14, 2023 (the “S-4”) contained in the Staff’s letter dated August 24, 2023 (the “Comment Letter”).

The Company has filed via EDGAR an Amendment No. 6 to the S-4 (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 5 to Registration Statement on Form S-4

Background of the Business Combination, page 95

1.	We note your disclosure that in July 2023, Abri and the Sponsor discontinued discussions of a PIPE investment. Please further revise to clarify why the parties discontinued these discussions.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 100.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission September 5, 2023 Page 2

Material U.S. Federal Income Tax Consequences Material U.S. Federal Income Tax Consequences of the Business Combination to Holders of DLQ Parent Common Stock, page 138
2.	We note that you have filed a short form tax opinion as Exhibit 8.1. Please revise your filing to clearly state that the disclosure in this section is the opinion of counsel and clearly identify and articulate the opinion being rendered. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment. Please see page 136, “Material U.S. Federal Income Tax Consequences of the Business Combination to Holders of DLQ Common Stock.”

General

3.	Please update the interim financial statements for Abri SPAC I and DLQ Inc. to include financial statements for the quarterly and year to date period ended June 30, 2023. Refer to Rule 8-08 of Regulation S-X.

Response: The Company has revised the disclosure in the Amendment to address the Staff’s comment.

4.	We reissue comment 10 from our letter dated June 23, 2023 in part. We note your disclosure regarding the ELOC for additional funds of up to $30,000,000. Please revise the disclosure throughout to clarify whether you would issue shares at a discount, including a risk factor indicating that shares issued at a discount could result in negative pressure on your stock price following the Business Combination, and whether and to what extent the ELOC may be a source of dilution for shareholders who elect not to redeem their shares in connection with the business combination. Please provide disclosure of the impact of this source of dilution at each of the redemption levels detailed in your sensitivity analyses, including any needed assumptions.

Response: The Company has revised the disclosure in the Amendment and removed the Nasdaq ELOC Proposal. Please refer to page 100 in “Background to the Business Combination.” Please also see revised risk factors on pages 74-75- “If we complete the Business Combination, the Combined Company may need to raise additional capital by issuing equity securities or additional debt, which may cause significant dilution to the combined company’s stockholders or restrict the combined company’s operations, and if such capital is not available, our business, financial condition and results of operations may be adversely affected” and “The shares of Common Stock that may be issued in connection with any debt or equity financing following the Business Combination may dilute the Combined Company’s shareholders.”

Please do not hesitate to contact Julia Aryeh at (212) 407-4043 or Alex Weniger-Araujo at (212) 407-4063 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Julia Aryeh
Julia Aryeh
Senior Counsel